SECURITIES AND EXCHAGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreing Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the January 25, 2002

Credicorp Ltd.
Clarendon House
Church Street
Hamilton HM 11 Bermuda

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F___x_ Form 40-F________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes________ No_____x______

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

The attached Material Event (Hecho de Importancia) is being furnished to the Securities and Exchange Commission pursuant to Rule 13a-16 and Form 6-K under the Securities Exchange Act of 1934, as amended.

This Report contains a copy of the following :

(1) Notice of Material Event, submitted to CONASEV and the Bolsa de Valores de Lima on January 25, 2002.

Notice of Material Event regarding Credicorp Ltd., dated January 25, 2002

CREDICORP
CORPORACION BCP

La Molina, 25 de enero del 2002

CONASEV
'02 ENE 25 11:46
RECEPCION DE DOCUMENTOS
NO INDICA CONFORMIDAD

Señores
COMISION NACIONAL SUPERVISORA DE EMPRESAS Y VALORES
Presente.-

At.: Registro Público de Mercado de Valores
Ref.: "Hecho de Importancia"

Estimados señores:

Nuestra empresa Credicorp Ltd., de conformidad con lo dispuesto por los artículos 10 y 28 de la Ley de Mercado de Valores y la Resolución CONASEV N°307-95-EF/94.10, cumple con informar el siguiente "Hecho de Importancia".

El Directorio de Credicorp Ltd., en la sesión realizada el día 24 de enero del 2002, acordó convocar a la Asamblea General Anual de Accionistas de la Compañía, para el próximo día 27 de marzo del 2002, a horas 4:00 p.m, en la sede del Banco de Crédito del Perú, ubicada en la Calle Centenario N° 156, Laderas de Melgarejo, Distrito de La Molina, en Lima, Perú, a fin de tratar los siguientes asuntos:

- Consideración y aprobación de la Memoria de la Compañía por el ejercicio cerrado al 31 de diciembre del 2001.
- Consideración y aprobación de los estados financieros consolidados de la Compañía y subsidiarias al 31 de diciembre del 2001; incluyendo el informe y dictamen de los auditores independientes de la Compañía.
- Modificación parcial de los Estatutos de la Compañía, lo cual implicará la sustitución de los numerales 3.1. y 4.11. e incluir un nuevo numeral 4.23.
- Aprobación de la composición del Directorio, elección de sus miembros, y determinación de su remuneración, de haberla.
- Designación de auditores externos de la Compañía para el ejercicio del año 2002, y autorización al Directorio para acordar los honorarios correspondientes.

CREDICORP
CORPORACION BCP

El Directorio ha acordado que tendrán derecho a asistir y votar en la referida Asamblea General Anual de Accionistas las personas que (i) hubieran adquirido acciones de la Compañía hasta el 7 de febrero del 2002 y (ii) se encuentren registradas como accionistas de la Compañía al 12 de febrero del 2002; determinadas como fechas de corte y de registro, respectivamente, de conformidad con lo previsto por la Resolución CONASEV N°145-98-EF/94.10.

De acuerdo con el Estatuto de la Compañía si no hubiera quórum para la realización de la Asamblea, ésta se postergará para el mismo día de la semana siguiente, a la misma hora y en el mismo lugar.

Sin otro particular, quedamos de ustedes.

Atentamente,

Benedicto Cigüeñas
Representante
CREDICORP LTD.

January 25, 2002

Comisión Nacional Supervisora
De Empresas y Valores
Lima

Ref.; "Material Event"

Dear Sirs:

In accordance with the pursuant to articles10 and 28 of the Capital Markets Law and CONASEV Resolution No. 307-95-EF/94.10, we hereby notify you of the following Material Event, "Hecho de Importancia".

The Board of Directors of Credicorp Ltd, in an meeting held yesterday, resolved to hold the Annual General Shareholders' Meeting, on March 27, 2002 at 4:00 p.m., at the central offices of Banco de Credito del Peru located at: Calle Centenario NO. 156, Laderas de Melgarejo, La Molina, Lima, Perú. The purpose of this meeting will be to attend to the following matters:

- Approval of the Annual Report of the Company for the 2001 calendar year .
- Approval of the consolidated financial statements of the Company and its subsidiaries for the 2001 calendar year; including the report of the independent auditors of the Company thereon.
- Partial amendment of Bye-Laws 3.1 and 4.11 and the insertion of new Bye-Law 4.23.;
- Election of the Board of Directors and the fees payable to the Directors, if any.
- Desgnation of external auditors of the Company for the 2002 calendar year, and to authorise the Directors to approve the auditor's fees.

In this meeting, the Board also resolved to set the record date for the right to assist and vote at the AGM for those who (i) purchase shares on or before February 7, 2002 and (ii) are registered as shareholders on February 12, 2002.

As per the bye-laws of the Company if quorum is not reached at the meeting, the date will be postponed to the following week at the same place and time.

Sincerely,

Benedicto Cigüeñas
Credicorp Ltd.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Credicorp Ltd.

By: --

Name : Alfredo Montero

Title: Authorized Representative

Dated: January 29, 2002